SEC File Number: 001-40083

CUSIP Number: 31423J102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q

☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For period ended: December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the transition period ended: ________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________________________________________________

Part I. Registrant Information

Full Name of Registrant:	FaZe Holdings Inc.
Former Name if Applicable:
Address of Principal Executive Office (Street and Number):	720 N. Cahuenga Blvd.
City, State and Zip Code:	Los Angeles, CA 90038

Part II. Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

FaZe Holdings Inc. (the “Company”) has determined that it is unable to file, without unreasonable effort and expense, its Annual Report on Form 10-K for the year ended December 31, 2022 (the “Annual Report”) within the prescribed time period because the Company’s independent registered public accounting firm, Marcum LLP, requires additional time to complete its audit of the Company’s financial statements for the year ended December 31, 2022 and issue its opinion. The Company expects to file its Annual Report within the fifteen-day extension period prescribed by Rule 12b-25. A letter from the Company’s independent registered public accounting firm, which is filed pursuant to Rule 12b-25(c) under the Securities Exchange Act of 1934, as amended, is attached as Exhibit 99.1 to this Form 12b-25.

Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification

Christoph Pachler	(310)	849-6763
(Name)	(area code)	(telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report that (a) revenue in fiscal year 2022 was $70.0 million, an increase of $17.2 million, or 32%, over the $52.8 million in fiscal year 2021, (b) loss from operations in fiscal year 2022 was $(48.7) million, a decrease of $17.2 million, or 55%, over the $(31.5) million in fiscal year 2021, and (c) net loss in fiscal year 2022 was $(168.5) million, a decrease of $131.7 million, or 357%, over the $(36.9) million in fiscal year 2021. Please refer to the Company’s shareholder letter the Company furnished as Exhibit 99.2 to the Company’s Current Report on Form 8-K/A furnished on April 3, 2023 for a fuller explanation of the significant changes in results of operations for the fiscal year ended December 31, 2022 from the fiscal year ended December 31, 2021.

Cautionary Note Regarding Forward-Looking Statements

The information contained in this Form 12b-25 includes “forward-looking statements” pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this Form 12b-25, including, but not limited to, statements regarding the expected results of operations to be reported in the Form 10-K and the timing of filing the Form 10-K, are forward-looking statements. These forward-looking statements generally are identified by the words “budget,” “could,” “forecast,” “future,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “seem,” “seek,” “strive,” “would,” “should,” “may,” “believe,” “intend,” “expect,” “will,” “continue,” “increase,” and/or similar expressions that concern strategy, plans or intentions, but the absence of these words does not mean that a statement is not forward-looking. Such statements are based on management’s belief or interpretation of information currently available. These forward-looking statements are based on various assumptions, whether or not identified herein, and on the current expectations of management and are not predictions of actual performance. Because forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions, whether or not identified in this Form 12b-25, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many factors could cause actual results and conditions (financial or otherwise) to differ materially from those indicated in the forward-looking statements, including but not limited to: the sufficiency of our cash, cash equivalents and investments to meet our liquidity needs; litigation and regulatory proceedings relating to our business, including the ability to adequately protect our intellectual property rights; our limited operating history and uncertain future prospects and rate of growth due to our limited operating history; our ability to continue to monetize our platform; our ability to grow market share in our existing markets or any new markets we may enter; our ability to maintain and grow the strength of our brand reputation; our ability to manage our growth effectively; our ability to retain existing and attract new Esports professionals, content creators and influencers; our success in retaining or recruiting, or changes required in, our officers, directors and other key employees or independent contractors; our ability to maintain and strengthen our community of brand partners, engaged consumers, content creators, influencers and Esports professionals, and the success of our strategic relationships with these and other third parties; risks related to data security and privacy, including the risk of cyber-attacks or other security incidents; our ability to secure future financing, if needed, and our ability to repay any future indebtedness when due; the impact of the regulatory environment in our industry and complexities with compliance related to such environment, including our ability to comply with complex regulatory requirements; our ability to maintain an effective system of internal controls over financial reporting; our ability to respond to general economic conditions, including market interest rates; and other risks identified in our filings with the SEC.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company. Forward-looking statements speak only as of the date they are made. While FaZe may elect to update these forward-looking statements at some point in the future, FaZe specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing FaZe’s assessments as of any date subsequent to the date of this Form 12b-25. Accordingly, undue reliance should not be placed upon the forward-looking statements.

FaZe Holdings Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 3, 2023	By	/s/ Christoph Pachler
Christoph Pachler
Chief Financial Officer
(Principal Financial Officer)

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